Exhibit 99.B(p)(9)

Summary Disclosure: JOHCM Group’s Code of Ethics

1.1	Introduction - Requirements and Standards

J O Hambro Capital Management Group’s (JOHCM Group) Code of Ethics sets out the high standards of ethical and professional conduct expected of all members of Staff in the JOHCM Group in their interactions with clients, investors, prospective clients and investors, market counterparties, service providers and colleagues. It highlights the JOHCM Group policies and procedures that are designed to support and foster these standards, and it explains the relevant requirements of the Financial Conduct Authority (FCA) and Securities and Exchange Commission (SEC) and how they apply to different populations within the JOHCM Group workforce.

All Staff are required to understand their regulatory obligations and be familiar with the particular rules that apply to their area of work, not breach or cause the JOHCM Group to breach the rules, and remain competent for their role. Failure by a member of Staff to fulfil any of these responsibilities may lead to disciplinary action by the FCA, the SEC and/or JOHCM US or JOHCML, as applicable.

JOHCM Group’s Code of Ethics is contained within its Compliance Manual, which is provided to all Staff when the join the Group and when any updates are made. The following is a summary of the Code of Ethics.

1.2	The Code of Ethics

Rule 204A-1 under the Advisers Act requires that investment advisers establish, maintain and enforce a written code of ethics that, at a minimum, includes (1) a standard of business conduct; (2) provisions requiring compliance with applicable US federal securities laws; (3) personal securities transaction reporting; (4) mandatory reporting of code of ethics violations; and (5) procedures for the receipt and acknowledgement of the code by the adviser’s personnel.

Unless otherwise stated, the Code applies to all Supervised Persons and covers all activities carried out by JOHCML or JOHCM US in the United States or on behalf of clients that are in the United States. Supervised Persons means:

a)	Directors and officers (or other persons occupying a similar status or performing similar functions);

b)	Employees of JOHCML and JOHCM US;

c)	Any other person who provides advice on behalf of JOHCML or JOHCM US and is subject to the respective firm’s supervision and control.

The Code does not apply to independent directors or officers of JOHCML or JOHCM US, who are not subject to the JOHCM Group’s supervision and control.

Some SEC registered firms apply additional requirements to members of staff who are designated as Access Persons. An Access Person is typically a Supervised Person who has access to non-public information regarding clients’ purchase or sale of securities, is involved in making securities recommendations to clients or who has access to such recommendations that are non-public. Given the scale and structure of the JOHCM Group, the Code does not distinguish between individuals who might be defined as Access Persons and any other member of Staff. All Supervised Persons are equally subject to the Code.

1.3	FCA Senior Managers and Certification Regime

The FCA must have confidence that those individuals who manage the affairs of the firms it regulates are fit and proper. Its requirements in relation to firms such as JOHCML are set out in the Senior Managers and Certification Regime (SMCR), the main objective of which is investor protection by enhancing the individual accountability of Senior Managers, clarifying their responsibilities and improving the culture and conduct within firms. JOHCML is classified as a Core SMCR Firm. Set out below are some of the obligations on JOHCML which flow from that classification.

1.3.1	Senior Managers

Senior Managers are those individuals deemed by the FCA to pose the greatest potential risk to consumers or market integrity because of the functions they perform, and who must therefore be approved by the FCA to carry out those functions. The FCA will look at the conduct of Senior Manager(s) who have responsibility for a business area/function in which any regulatory breach may occur.

1.3.1.1	Duty of Responsibility

If a firm breaches a regulatory requirement, the Senior Manager with responsibility for the area in which the breach occurred could be held to account by the FCA if they failed to take “reasonable steps” to prevent the breach from occurring or continuing. This duty of responsibility and the requirement to exercise reasonable steps applies to all Senior Managers.

1.3.1.2	Prescribed Responsibilities

Under the SMCR, each firm must allocate several “prescribed responsibilities” to their Senior Managers. A prescribed responsibility must be allocated to the most senior employee managing the business area to which it is most closely linked, who should be sufficiently senior and credible with sufficient resources and authority to discharge the responsibility effectively.

1.3.2	Certification Regime

Under SMCR, the FCA no longer approves the significant numbers of persons outside of Senior Managers whom they previously approved. Instead, the responsibility for ensuring that those individuals meet the requisite standards of conduct is transferred to the firms who employ them.

The FCA has identified a list of these certification functions. Firms must ensure that anyone performing these roles has been “certified.” The HR department maintains a list of those functions for which every member of JOHCML staff is certified.

1.3.3	The Conduct Rules

The Conduct Rules are a new set of enforceable rules that aim to set basic standards of good personal conduct. They are intended to set minimum standards of behaviour for Senior Managers, Certified Persons, NEDs and, with only limited exceptions, all other employees of regulated firms. Breach of the Conduct Rules will be a ground for disciplinary action being taken against the individual by the FCA. JOHCML has chosen to apply the Conduct Rules to all of the firm’s employees.

There are two tiers of Conduct Rules. The first is a general set of rules to which all JOHCML employees must adhere. The second tier consists of rules that only apply to Senior Managers.

1.3.4	Non-executive directors (NEDs)

Other than the Chairman, JOHCML’s NEDs are not generally subject to the SMCR. Firms are still required to assess the fitness and propriety of NEDs and they will also be subject to the Conduct Rules. Finally, they must also comply with the Senior Manager Conduct Rule to disclose appropriately any information of which the FCA or PRA would reasonably expect notice.

1.3.5	Fitness and Propriety

Firms are required to make sure that anyone performing a Senior Manager role, a certification function or a NED role is fit and proper to perform their role. The assessment is required both at the start of employment and then on an ongoing basis throughout their time at the firm. Certificates of fitness and propriety must be issued at least once a year and this will be done by JOHCML as part of the annual performance review cycle (NEDs will be reviewed every two years by JOHCML).

Under the revised fitness and propriety requirements, it is now mandatory for all firms to undertake criminal record checks for Senior Managers and to obtain regulatory references for all Senior Manager, certification function and non-approved NED roles covering the past six years.

Further details of the processes to meet these regulatory obligations are available upon request.

1.4	Inducements

JOHCM Group has a duty to act in clients’ interests and manage conflicts of interest properly. This section and the two which follow highlight particular SEC and FCA Rules that Staff should observe in carrying out that duty. While the FCA Rules apply only to JOHCML, they represent best practice and as a policy matter they have therefore also been adopted as a common set of standards for Staff in the rest of the JOHCM Group.

The JOHCM Group and its Staff must not receive from or pay to a person other than a client in relation to services provided to clients, any fees, commissions or other benefits (monetary or in kind), unless these are clearly disclosed to each client. The JOHCM Group must ensure that any payments or benefits of this nature do not impair compliance with its duty to act honestly, fairly and professionally in the best interests of the client and are designed to enhance the quality of the relevant service to the client.

The JOHCM Group is prohibited from receiving any payments or non-monetary benefits from third parties in respect of portfolio management or independent advice services, apart from acceptable minor-non-monetary benefits.

1.4.1	Personal gifts and entertainment

The giving and receipt of gifts and entertainment in a business context is a well-established way of expressing courtesy and hospitality in commercial and professional relationships. However, if not properly controlled, these kinds of activities may give rise to conflicts of interest or even regulatory violation or criminal behaviour. As a starting point, the JOHCM Group must therefore take reasonable steps to ensure that neither it, nor any person acting on its behalf:

•	accepts or offers any inducements, or

•	directs or refers any actual or potential business to another person if it is likely to conflict with any responsibility to clients.

The JOHCM Group has therefore put systems in place that are designed to meet applicable regulatory requirements by creating transparency on gifts and entertainment practices within the business, imposing restrictions on the nature and value of gifts and entertainment and requiring pre-approval where set limits would be exceeded.

1.5	“Pay-to-Play”

Rule 206(4)-5 under the Advisers Act, known as the Pay-to-Play Rule, applies to investment advisers that provide or seek to provide investment advisory services to US state and local government entities as clients (Government Entities). The Pay-to-Play Rule is intended to prevent investment advisory firms and their Covered Associates from making political contributions in order to win or retain advisory contracts with Government Entities.

JOHCML and JOHCM US and their respective Employees must comply with the Pay-to-Play Rule because each firm is a registered investment adviser under the Advisers Act and their activities include providing investment advisory services to Government Entities. In practice, the rule tends to have a lower impact on JOHCML and its Employees because of the way Covered Associate is defined.

With a limited exception, only US citizens fall within the definition of Covered Associate and are therefore in scope of the Pay-to-Play Rule. Within that US Employee population, the rule then only applies to those individuals who have certain executive or oversight roles or are in roles that may involve them in soliciting investment advisory business from Government Entities. Note that the rule also extends to persons who are connected to the Employee who is a Covered Associate, namely, the Covered Associate’s spouse, civil partner and any adult family members sharing the same household.

The JOHCM Group has put systems in place that are designed to comply with the Pay-to-Play Rule by:

•	identifying those Employees who are in scope

•	making disclosure of any political contributions previously given to Government Entities a condition of working for the JOHCM Group in any Covered Associate role

•	requiring pre-approval to be obtained from Compliance for those political contributions which are permissible under the rule, and prohibiting those which are not.

In addition, Covered Associates are required to give written confirmation of compliance with the Pay-to-Play Rule on an annual basis.

1.6	Anti-Bribery and Corruption

The Pay-to-Play Rule is one component of a wider set of requirements with which the JOHCM Group and its Staff must comply in order to ensure that any activities that may involve bribery or corrupt conduct are avoided at all times. There are two key pieces of anti-bribery and corruption legislation that apply to the JOHCM Group, and which Staff must therefore be aware of and comply with as applicable:

The UK Bribery Act 2010

This Act covers offences committed inside the UK by any person (including overseas persons) or outside of the UK, by a person connected to the UK (defined as a British national, a UK company or a person ordinarily resident in the UK). In practice therefore, the Act applies to the activities of:

•	JOHCML (regardless of where these are carried out)

•	any JOHCM Group Staff who are British or ordinarily resident in the UK (regardless of where they are employed within the JOHCM Group), and

•	overseas JOHCM Group entities and non-British/non-UK based Staff, where some part of their conduct amounting to bribery takes place in the UK.

Offences under the Act are summarised below:

•	An active offence of bribing anyone working in either the public or private sector, which carries a maximum penalty of 10 years’ imprisonment (for individuals) and/or an unlimited fine.

•	A passive offence of anyone in the public or private sector being bribed, with a maximum penalty of 10 years’ imprisonment (for individuals) and/or an unlimited fine.

•	A separate offence of bribing a foreign public official, defined as a person holding a legislative, administrative or judicial position outside the UK, as well as any person carrying out a public function for any country or public international organisation. This offence also carries a maximum penalty of 10 years’ imprisonment (for individuals) and/or an unlimited fine.

•	The Act also creates an offence for commercial organisations which fail to prevent bribery. This applies to any “relevant commercial organisation” that fails to prevent an “associated person” from bribing another person by intending to obtain or retain business or an advantage for the organisation.

A relevant commercial organisation includes a UK company or partnership which carries on a business anywhere in the world or any other body corporate or partnership which carries on business, or part of a business, in the UK. An associated person is defined as a person who performs services for or on behalf of the organisation in any capacity whatever (with a presumption that employees / consultants of the organisation do so). A defence is available if an organisation can prove it had in place adequate procedures designed to prevent persons associated with it from undertaking such conduct.

The US Foreign Corrupt Practices Act 1977 (FCPA)

Under the FCPA, the JOHCM Group and its Staff could face potentially serious civil and/or criminal penalties for offering, promising, paying, or authorising any bribe, kickback or similar improper payment of anything of value to any foreign official, foreign political party or official or candidate for foreign political office in order to assist the JOHCM Group in obtaining, retaining, or directing business, including investments in the JOHCM Funds. Foreign, when used in the context of the FCPA, means non-US.

Under the FCPA, a foreign official includes any officer or employee of a foreign government or any department, agency or instrumentality thereof. All government employees are covered by this definition, as are employees of government-owned business entities and sovereign wealth funds. The FCPA does permit, by way of narrowly defined exceptions, certain small “facilitating” or “expediting” payments to foreign officials to ensure that they perform routine, non-discretionary governmental duties (e.g. obtaining permits, licences, or other official documents, or processing governmental papers, such as visas and work orders). The FCPA also permits payment or reimbursement of reasonable and bona fide expenses of a foreign official (e.g. travel and lodging expenses) relating to the promotion, demonstration or explanation of a product or service or to the execution or performance of a contract with a foreign government. Note however, that as a matter of policy and given its obligations under the UK Bribery Act, the JOHCM Group does not make or accept facilitation payments of any kind. The FCPA also prohibits payments to third parties, such as a placement agent, with knowledge that all or a portion of the payment will be passed on to a foreign official.

1.7	Personal Account Transactions

The JOHCM Group has rules in place governing the personal account (PA) dealing of all JOHCM Group Staff. They are intended to prevent Staff from using information they have gained, in the course of business, to pursue personal financial gain, including to the detriment of clients and investors. As such, they are a core component of the JOHCM Group’s conflicts management framework.

Violation of the PA Rules may result in sanctions or disciplinary action against the Staff member, including, disgorgement of personal gain, suspension or dismissal, depending on the severity of the violation.

The PA Rules primarily aim to prevent any member of Staff from doing any of the following:

a)	Entering into a transaction which is prohibited under applicable market conduct regulations, and/or which causes a conflict of interest with a client/any other regulatory obligation of the JOHCM Group

b)	Misusing/improperly disclosing confidential information

c)	Procuring/advising another person to perform activities in (a) or (b) above, and

d)	Advising/disclosing information/an opinion to another person which the Staff member oughtreasonably to know would be acted upon or forwarded on to another recipient.

All Staff must seek prior consent from Compliance for all PA transactions except for:

-	Investment in any UCITS or ‘40 Act mutual fund where the JOHCM Group is not involved in its management;

-	PA transactions effected under a discretionary portfolio management service where there is no prior communication to the manager;

-	Securities that are direct obligations of any government (e.g., UK Gilts or US Treasuries);

-	Money market instruments, such as bankers’ acceptances, bank certificates of deposit, commercial paper, and high quality short-term debt instruments, including repurchase agreements and shares in money market funds;

-	Investment in crypto currencies;

-	Investment in foreign exchange.

1.8	Disciplinary Questionnaire

To ensure that the JOHCM Group is able to monitor Employees in a way that will allow it to fulfil its fiduciary responsibilities to clients and investors and make accurate disclosures to the SEC and the FCA, Employees are required to complete a disciplinary questionnaire upon hire and on an annual basis thereafter, and must promptly notify the Chief Compliance Officer if any of their responses to the disciplinary questionnaire change during the course of the year.

1.9	Outside Business Interests

1.9.1	Introduction

All Staff are required to obtain approval before taking on any outside business interest, whether or not it is a paid position. Requests for such approval should be sent to the Chief Compliance Officer and any outside business interest that in her view may present a risk of conflict with the interests of clients or the JOHCM Group will require the prior approval of Board of JOHCML or JOHCM US, depending on the location of the individual concerned.

The approval for outside business interests will not be unreasonably withheld, but it must be clearly understood that any outside employment or business interest should not be carried out on JOHCM Group premises, nor should it conflict or interfere with JOHCM Group business in any way.

Employees must notify the Chief Compliance Officer of any of the following:

•	Any companies of which they are an officer;

•	Any partnerships which they are in;

•	Any consultancy roles they carry out, whether paid or unpaid;

•	Any trusteeships they hold, whether paid or unpaid; and

•	Any other interests which may be considered relevant, such as part-time work.

1.9.2	Suppliers

Staff are required to disclose to the Chief Compliance Officer any monetary connections which they or any member of their family have with any person or firm which supplies goods or services to the JOHCM Group or which has done so in the last six months.

1.9.3	Interests in competitors

Staff may not participate as an employee, Director, partner, consultant or in any other capacity, in any outside business whose services or products compete, directly or indirectly, with those offered by the JOHCM Group.

1.9.4	Publicly-traded companies

Staff may not accept a Directorship of a publicly traded company, unless approval has been obtained in advance from the Chief Compliance Officer who will in turn seek approval from the JOHCML Board. Directorships of publicly traded companies that are held by any members of a Staff member’s immediate family should be notified to the Chief Compliance Officer.

1.10	Training and Competence

The FCA and the SEC each require that the firms they regulate ensure their staff have the necessary skills, knowledge and expertise to discharge the responsibilities allocated to them. The JOHCM Group is committed to ensure that Staff:

•	Possess the necessary knowledge and competence,

•	Remain competent for the work they do,

•	Are appropriately supervised,

•	Have their competence regularly reviewed, and

•	Have a level of competence that is appropriate to the nature of the JOHCM Group’s business and the role they undertake.

Any knowledge and competence criteria should be designed to ensure that Staff can meet the relevant regulatory and legal requirements and business ethics standards.

1.10.1	Overarching Principles which apply to all JOHCML Staff

The FCA Handbook defines certain basic standards for all firms in relation to the knowledge and competency of staff. The FCA’s overarching requirements are that:

•	A firm must employ personnel with the skills, knowledge and expertise necessary for the discharge of the responsibilities allocated to them. Competence includes achieving a good standard of ethical behaviour;

•	A firm’s systems and controls should enable it to satisfy itself of the suitability of anyone who acts for it. This includes assessing an individual’s honesty and competence, normally at the recruitment stage, and should take into account the level of responsibility that the individual will assume within the firm.

•	A firm must ensure that its personnel are aware of the procedures which must be followed for the proper discharge of their responsibilities.

At a general level, the FCA expects firms to make their own detailed arrangements to meet these standards. Such arrangements should include clear criteria for individuals to be assessed as competent, so all parties involved understand when competence has been reached and should take into account the nature, scale and complexity of the firm’s business and the nature and range of financial services and activities undertaken.

The FCA expects firms to review employee competence and training needs regularly, and consider the impact of changes in the marketplace and products, regulation and legislation. The skills, expertise, technical knowledge and behaviour of employees should be considered in practice and firms should ensure that appropriate training is provided so employees remain competent to do their job. The effectiveness of training should be monitored and assessed against its objectives.

Supervision of employees

Firms should ensure that employees are always adequately supervised. The level of supervision will depend on the experience of the individual and whether they have been assessed as competent. The level and intensity of supervision should be significantly greater before competence is achieved than afterwards.

Firms are expected to have clear criteria and procedures to identify the specific point at which an individual becomes competent so they can prove when and why a reduced level of supervision is warranted.

Supervisors are not required to pass any specific exam, but should have the technical knowledge and coaching and assessing skills to be a competent supervisor and assessor. Firms should consider whether they wish their supervisors to hold an appropriate qualification as part of the assessment of their competence and be able to explain to the FCA if they decide that a qualification is unnecessary.

1.11	Whistleblowing

The JOHCM Group is committed to maintaining the highest standards of honesty, openness and accountability and recognises that all members of Staff have an important role to play in achieving this goal. Staff members will usually be the first to know when someone inside or connected with an organisation may be doing something improper, but may feel apprehensive about voicing their concerns. This may be because they feel that speaking up would be disloyal to their colleagues or the organisation itself, or it may be because they do not think that their concerns will be taken seriously or because they are afraid that they will be penalised in some way. However, the JOHCM Group does not believe that it is in anyone’s interest for Staff members with knowledge of wrongdoing to remain silent.

The JOHCM Group takes all malpractice very seriously, whether it is committed by Senior Managers, Employees or any other member of Staff.

The JOHCM Group’s whistleblowing policy and the procedure by which Staff can report their concerns is set out in the JOHCML Policy Handbook, maintained by Human Resources.

It is important to note that nothing in the whistleblowing policy is intended to limit in any way Staff members’ rights under applicable laws and regulations to make a whistleblower’s report - with or without prior notice to, or approval from, any JOHCM Group affiliate.